SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL and Aerolíneas Argentinas Sign Code-share
Memorandum of Understanding

The agreement will strengthen both companies’ route networks and includes a plan to integrate their customer loyalty programs -

SMILES and Aerolíneas Plus

São Paulo, September 28, 2011 – GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL the Company),(S&P/Fitch: BB-/BB-,Moody’s: B1), the largest low-cost and low-fare airline in Latin America, has signed a Memorandum of Understanding with the Argentinean airline, Aerolíneas Argentinas, calling for the implementation of a codeshare agreement. The companies are also considering offering the benefits of their respective mileage programs, GOL’s SMILES and Aerolíneas Argentinas’ Aerolíneas Plus, to clients of both airlines. In other words, GOL’s clients will be able to accumulate and redeem miles with its partner company, and vice-versa.

"This agreement will further strengthen GOL’s presence in the Argentinean market, to which the Company already has the highest number of flights," declared Constantino de Oliveira Junior, GOL’s CEO and founder. "We intend to bring the countries even closer, offering passengers the best cost-benefit ratio in the market."

     "The agreement will play an important role to strengthen the supply of both airlines. We want to offer our passengers a large number of flights in Argentina and Brazil. The partnership will allow Aerolíneas Argentinas to boost its domestic tourism as well as its presence in an essential business market,” explained Mariano Recalde, Aerolíneas Argentinas’ CEO.

     Established in Argentina since 2005, GOL operates 78 flights per week, more than any other airline, to Buenos Aires (Ministro Pistarini and Aeroparque Jorge Newbery airports), Cordoba and Rosário. There are eleven daily flights from Brazil to the Argentinean capital, with direct flights to and from São Paulo, Porto Alegre, Florianópolis, Rio de Janeiro and, with a stopover, to Curitiba. There are also direct connections to and from Santiago (Chile) and Asunción (Paraguay).

     In accordance with the sector’s regular procedures, the companies should enter into an agreement shortly, which will then be submitted for analysis and approval to both countries’ Civil Aviation Agencies and Brazil’s Antitrust Authority (CADE).

About Aerolíneas Argentinas

Aerolíneas Argentinas is one of the largest airlines in South America. In addition to its domestic flights within Argentina, it also flies to 19 international destinations in the Americas, Europe and the South Pacific. It been implementing an ambitious fleet renewal program since 2009, which has already added twelve Boeing 737-700 Next Generation and twenty Embraer 190 aircraft to its fleet. In November 2010, the group initiated procedures for joining SkyTeam, one of the world’s largest airline alliances.

Contact	About GOL Linhas Aéreas Inteligentes S.A.

Investor Relations

Leonardo Pereira –CFO

Edmar Lopes – Capital Markets Officer
Raquel Kim – Investor Relations
Gustavo Mendes – Investor Relations

Ricardo Rocca – Investor Relations

Phone.: (55 11) 2128-4700

E-mail: ri@golnaweb.com.br

Website:www.voegol.com.br/ir

Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail:  comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations

Edelman (USA and Europe):

Meaghan Smith and Robby Corrado

Phone.: +1 (212) 704-8196 / 704-4590

E-mail: meaghan.smith@edelman.com

or robert.corrado@edelman.com

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: B1), the largest low-cost and low-fare airline in Latin America, offers more than 940 daily flights to 63 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.